Exhibit 3(a)

STATE of DELAWARE
LIMITED LIABILITY COMPANY
CERTIFICATE of FORMATION

•	First: The name of the limited liability company is Energy Future Competitive Holdings Company LLC

•	Second: The address of its registered office in the State of Delaware is 1209 Orange Street in the City of Wilmington Zip Code 19801

•

•	The name of its Registered agent at such address is The Corporation Trust Company

•	Third: (Insert any other matters the members determine to include herein.)

The duration of the Company shall be perpetual. This Certificate of Formation shall be effective as of its filing with the Secretary of State of the State of Delaware.
In Witness Whereof, the undersigned have executed this Certificate of Formation this    15th    day of    April   , A.D.    2013   .

By:	__/s/_Paul M. Keglevic_____________
Authorized Person
Name:        Paul M. Keglevic
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